MORGAN, LEWIS & BOCKIUS LLP

101 Park Avenue

New York, NY 10178

January 18, 2008

VIA EDGAR

Mr. Max A. Webb

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	StealthGas Inc. – File Number: 000-51559 Form 20-F for the fiscal year ended December 31, 2006

Dear Mr. Webb:

On behalf of our client, StealthGas Inc. (the “Company”), we are responding to the comment set forth in the comment letter from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) dated December 19, 2007 in respect of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

In response to your letter, set forth below is your comment in italics followed by the Company’s response to your comment.

Part II

Management’s Report on Internal Control over Financial Reporting, page 72

We note that your chief executive officer and chief financial officer certified to the evaluation of the effectiveness of the company’s internal controls and procedures in Exhibits 12.1 and 12.2, and management concluded on page 72 that the company’s internal control over financial reporting was effective as of December 31, 2006. Please explain how you reached such conclusion when for fiscal year ending December 31, 2006 your management did not perform testing of any general computer controls in its review of the company’s internal control over financial reporting.

The Company advises the Staff that the Company’s management reached the conclusion that the Company’s internal control over financial reporting was effective as of December 31, 2006 without performing the testing of the general computer controls in its review of the Company’s internal control over financial reporting as management determined that the accounting package existing at the end of 2006 was not sufficiently integrated with the Company’s operational and financial processes to be considered key to supporting financial reporting and statement preparation. Therefore, management determined that general computer controls were not relevant to the assessment of internal controls over financial reporting.

The Company used a top-down, risk-based approach to identifying relevant accounts, processes, risks and controls and for determining evidential matter necessary to support the assessment. Accordingly, management concluded that general computer controls were not key controls over financial reporting and that manual controls alone, including entity level, manual financial reporting and closing controls and manual business cycle controls were designed and implemented by the Company to operate at the process, transaction or account-level, and to a level of precision that enabled management to adequately prevent or detect on a timely basis, misstatements that could have resulted in a material misstatement of the Company’s financial statements. The Company evaluated the design and performed testing of the operating effectiveness of manual key controls. By testing manual key controls the management was able to obtain sufficient evidence about the operating effectiveness of internal control related to all relevant financial statement assertions for all significant accounts and disclosures in the financial statements at December 31, 2006.

The testing of manual controls is consistent with the SEC’s guidance in “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (Release No. 34-47986, June 5, 2003) and Section II.A.1.c or Securities Act release 33-8810, May 23, 2007, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934; Final Rule” (June 20, 2007), which states that, among other things: “Additionally, management may implement compensating controls, such as manual reconciliations and verification, until such time that management has concluded that the IT controls within the system are adequate.”

At the beginning of 2007, after a thorough review of the Company’s internal control over financial reporting undertaken by the management and an externally appointed consultant, the Company implemented the new computer software system. This system, unlike the prior accounting software system, is ultimately intended to be a comprehensive shipping technical/operational management software system incorporating an up to date accounting software package. In 2007, the management has incorporated evaluation and testing of operating effectiveness of those IT general controls that are necessary to evaluate whether the internal controls over financial reporting were effective.

*****

Reference is made to the Staff’s request for a written acknowledgment Please see Annex A for the requested acknowledgment.

If you have any questions or comments regarding this matter, please contact Linda Griggs at (202) 739-5245 or the undersigned at (212) 309-6050.

Very truly yours,

/s/ Stephen P. Farrell

Enclosure

cc:	StealthGas Inc.
Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Annex A

Acknowledgment of StealthGas Inc.

StealthGas Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
STEALTHGAS INC.
By:	/s/ Andrew J. Simmons
Name: Andrew J. Simmons Title: Chief Financial Officer